UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-55924

CUSIP Number: 87185L206

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Sysorex, Inc.
Full Name of Registrant

Former Name if Applicable

Not applicable

13880 Dulles Corner Lane, Suite 175
Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20171
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sysorex, Inc. (the “Registrant” or the “Company”) timely filed its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 on May 17, 2021 (the “Original Form 10-Q”); however, the Section 302 certification to be signed by the Registrant’s principal financial officer was inadvertently omitted. The Registrant has prepared this Form 12b-25 as a precautionary measure and will immediately file an amendment to the Original Form 10-Q to include such omitted certification after this Form 12b-25 is filed, which filing will be made within the period of 5 calendar days as provided under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Vincent Loiacono	(800)	929-3871
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Below is the Registrant’s results of operations as set forth in the Original Form 10-Q.

Revenues

Revenues for the three months ended March 31, 2021 were $1.4 million compared to $2.3 million for the comparable period in the prior year. This decrease of $0.9 million is primarily associated with timing of orders which were based on shipment and acceptance dates and as a result were recorded in April 2021.

Cost of Revenues

Cost of revenues for the three months ended March 31, 2021 was $1.2 million compared to $2 million for the prior year period. This decrease of $0.8 million was primarily associated with timing of orders which were based on shipment and acceptance dates and as a result were recorded in April 2021.

The gross profit margin for the three months ended March 31, 2021 was 18% compared to 12% during the three months ended March 31, 2020. This increase in gross margin is primarily due to gains on settlement of liabilities in the current year offset by certain federal and local government sales in the prior year that drove margins down.

Operating Expenses

Operating expenses for the three months ended March 31, 2021 were $1.1 million compared to $1.1 million for the prior year period. This is a relatively stable cost structure and will increase as new contracts are added throughout the year. Compensation costs, occupancy costs and travel costs have remained relatively stable year over year.

Loss from Operations

Loss from operations for the three months ended March 31, 2021 was $829 thousand compared to $845 thousand for the prior year period. The efficiencies and cost reductions in prior periods have allowed us not to increase the Company’s costs and losses.

Provision for Income Taxes

There was no provision for income taxes for the three months ended March 31, 2021 and 2020. Deferred tax assets resulting from such losses would be fully reserved as of March 31, 2021 and 2020 since, at present, we have no history of taxable income and it is more likely than not those such assets will not be realized.

Net Loss

Net loss for the three months ended March 31, 2021 was $1.4 million compared to $1.2 million for the prior year period. This increase in loss of $0.2 million was attributable to the changes described for the various reporting captions discussed above.

Sysorex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2021	By:	/s/ Vincent Loiacono
Vincent Loiacono, Chief Financial Officer

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